UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 5, 2014

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 5 February 2015

Orange and Deutsche Telekom reached an agreement with BT for the divestment of 100% of their shares in EE

Orange and Deutsche Telekom AG announced today that they have reached an agreement with BT Group plc (BT) to sell 100% of their shares in EE, their joint venture in the United Kingdom.

In line with the terms of the exclusivity agreement, the parties agreed on an enterprise value of £12.5 billion (approx. €16.7bn), corresponding to a multiple of 7.9x EE 2014 adjusted EBITDA. As a result of the transaction, and following the issue of new BT shares to Orange and DT, Orange will receive approx. £3.4bn (approx. €4.6bn) in cash and a 4% stake in the combined BT/EE entity. The final amount of cash received by Orange will be subject to customary adjustments at the time of closing.

The proposed transaction represents an attractive financial proposal for Orange and its shareholders, crystallizing the value of the successful creation and development of EE since its formation as a JV uniting Orange UK and T-Mobile UK. In holding a 4% stake in the new BT/EE, Orange remains exposed to further upside through the realization of synergies and more generally through the commercial success of the company. A lock-up period of 12 months for in market sales has been agreed for the BT shares held by Orange.

The transaction is subject to approval by the shareholders of BT and clearance by the relevant authorities. It is expected to close by March 2016.

Upon completion, the combination of BT and EE will create UK’s leading communications provider, offering customers innovative, seamless services that combine the power of fibre broadband, with wi-fi and advanced mobile capabilities.

Orange Chief Executive Officer Stéphane Richard said: “This agreement with BT enables us to successfully monetize more than five years of effort to create, together with our partner Deutsche Telekom, Britain’s leading mobile operator, EE. For Orange, this operation will enable us to reinforce our balance sheet, thereby providing us with additional room for manoeuvre across our markets. By retaining a significant stake in BT, we will also stand to benefit from the synergies of this operation that will lead to the creation of the leading convergent fixed and mobile operator in the UK.”

EE was formed in 2010 from the merger of Orange and DT’s operations in the UK: Orange UK and T-Mobile UK. The company posted revenues of £6.3bn in 2014, has approximately 13,000 employees and 580 retail stores, and serves more than 30 million customers across its mobile, fixed and wholesale businesses.

about Orange

Orange is one of the world’s leading telecommunications operators with sales of 41 billion euros in 2013 and has 161,000 employees worldwide at 30 June 2014, including 101,000 employees in France. Present in 30 countries, the Group has a total customer base of more than 236 million customers at 30 June 2014, including 179 million mobile customers and 16 million fixed broadband customers worldwide. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services.

Orange is listed on the NYSE Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts: +33 1 44 44 93 93

Tom Wright, tom.wright@orange.com

Olivier Emberger, olivier.emberger@orange.com

DISCLAIMERS

This press release contains "forward-looking statements". Forward-looking statements are statements that are not historical facts, including statements concerning the anticipated timing of events; any statements of expectation – notably by reason of a partial payment in shares – or belief; and any statements of assumptions underlying any of the foregoing. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, uncertainty as to whether BT will receive the necessary regulatory approvals or Orange, Deutsche Telekom and BT Group complete the contemplated transaction; the possibility that expected benefits may not materialize as expected; and other risks and uncertainties that are beyond the parties’ control. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions

The forward-looking statements contained in this press release are made as of the date hereof.

The distribution of this press release may be restricted by law in certain jurisdictions. Persons into whose possession this document comes are required to inform themselves about and to observe any such restrictions and if a transaction is agreed, approval by BT’s shareholders will be required as a condition of the purchase.

ORANGE

Date: February 5, 2014	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations